

May 17, 2013

Via E-mail
Timothy M. Schoen
Chief Financial Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

> **Re: HCP, Inc.**
> **Form 10-K**
> **Filed February 12, 2013**
> **File No. 001-08895**

Dear Mr. Schoen:

We have reviewed your response letter dated May 3, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page F-8

(12) Commitments and Contingencies, page F-34

1.   We note your response to our prior comment three. Please amend your filing to provide audited financial statements for HCR ManorCare.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief